September 19, 2014

VIA EDGAR SUBMISSION AND COURIER

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall Sirimal Mukerjee Timothy S. Levenberg

	Re:	Kodiak Oil & Gas Corp. Commission File Number: 1-32920 Revised Preliminary Proxy Materials Relating to Kodiak Oil & Gas Corp. Special Meeting of Securityholders

Ladies and Gentlemen:

On behalf of Kodiak Oil & Gas Corp., a Yukon Territory corporation (“Kodiak”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a revised preliminary joint proxy statement/circular (the “Revised Joint Proxy Statement”) and forms of proxy (collectively, the “Revised Proxy Materials”) relating to a special meeting of Kodiak securityholders. Immediately prior to this filing, an identical copy of the Revised Joint Proxy Statement has been filed by Whiting Petroleum Corporation, a Delaware corporation (“Whiting”), relating to a special meeting of Whiting stockholders (the “Revised Whiting Filing”).

Kodiak is filing the Revised Proxy Materials and Whiting is filing the Revised Whiting Filing in response to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated September 15, 2014. As requested by the Staff in the comment letter, Kodiak and Whiting are also filing herewith a response letter (the “Response Letter”) setting forth their responses to the Staff’s comments.

Please direct any communications concerning the Revised Proxy Materials or the Response Letter to the undersigned at (206) 903-8814 or jones.randal@dorsey.com.

Very truly yours,

/s/ Randal R. Jones

Randal R. Jones
DORSEY & WHITNEY LLP

cc:	James P. Henderson, Kodiak Oil & Gas Corp.